February 29, 2012

Joel Parker/Assistant Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Nuvilex, Inc.

Your Letter of February 21, 2012

File No. 333-68008

Mr. Parker:

Please accept the following response to your comment letter dated February 21, 2012. An amended Form 8-K has been filed in combination with this response letter to address the Commission’s concerns expressed in your letter.

Item 4.01

1. Please amend the report to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company “determined to change the present independent auditors”.

Answer: The Registrant added dismissal disclosure as required by Item 304(a)(1)(i) of Regulation S-K in the Form 8-K/A filed on February 29, 2012.

2. Please revise the second paragraph of your filing to state whether during the two most recent fiscal years and any subsequent interim period preceding dismissal there were any disagreements with the former accountant. You should specify the subsequent interim period as the interim period through the date of dismissal which was February 9, 2012. Your current disclosure only goes through February 1, 2012.

Answer: The Registrant added interim period disclosure through February 9, 2012 in the Form 8-K/A filed on February 29, 2012.

3. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. It appears M&K CPAS disclosed an uncertainty regarding your ability to continue as a going concern in your Form 10-Ks for the fiscal years ended April 30, 2011 and April 30, 2010. Please revise your disclosure to provide a description of the nature of their conclusion.

Answer: The Registrant added going concern disclosure in the Form 8-K/A filed on February 29, 2012.

4. Please revise the third paragraph of your filing to specify the subsequent interim period as the interim period through the date of engagement which was February 10, 2012. Your current disclosure only goes through February 9, 2012.

Answer: The Registrant added interim period disclosure through February 10, 2012 in the Form 8-K/A filed on February 29, 2012.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Answer: The Registrant incorporated an updated Exhibit 16 letter in the Form 8-K/A filed on February 29, 2012.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Dr. Robert Ryan

Dr. Robert Ryan

Chief Executive Officer